PROSPECTUS SUPPLEMENT (To Prospectus dated August 29, 2003)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-103865

28,000,000 Shares

FirstEnergy Corp.

Common Stock

We are offering 28,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “FE”. The last reported sale price of our common stock on September 11, 2003 was $31.10 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-8 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to FirstEnergy
Per Share	$30.00	$0.975	$29.025
Total	$840,000,000	$27,300,000	$812,700,000

We have granted the underwriters a 30-day option to purchase up to 4,200,000 additional shares of our common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on September 17, 2003.

Joint Book-Running Managers

Citigroup		Morgan Stanley

Barclays Capital	JPMorgan	Wachovia Securities

BNY Capital Markets, Inc.		Credit Suisse First Boston
Lehman Brothers		UBS Investment Bank

The date of this prospectus supplement is September 12, 2003.

PROSPECTUS SUPPLEMENT

PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of the common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which contains a description of our common stock and gives more general information, some of which may not apply to the common stock. To the extent there is a conflict between the information contained or incorporated by reference in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a dollar amount of $2,000,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering.

You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor any underwriter, agent or dealer has authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor any underwriter, agent or dealer is making an offer of these securities in any state where such offer is not permitted.

You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Unless the context requires otherwise, references to “we,” “us,” “our” and “FirstEnergy” refer specifically to FirstEnergy Corp. and its subsidiaries.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that may be important to you. This summary contains basic information about us and this offering and highlights selected information from this prospectus supplement. The following summary is qualified in its entirety by the information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the Risk Factors section beginning on page S-8 of this prospectus supplement and the financial statements and notes to those statements contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision.

FirstEnergy Corp.

FirstEnergy Corp. was organized under the laws of the State of Ohio in 1996. On November 7, 2001, we merged with GPU, Inc., and we were the surviving company. We are a registered public utility holding company, and as such are subject to regulation by the SEC under the Public Utility Holding Company Act of 1935. Our principal business is the holding, directly or indirectly, of all of the outstanding common stock of our principal electric utility operating subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, Pennsylvania Power Company, The Toledo Edison Company, Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company. Our other principal operating subsidiaries include American Transmission Systems, Incorporated, FirstEnergy Solutions Corp., FirstEnergy Facilities Services Group, LLC, MYR Group, Inc., MARBEL Energy Corporation, FirstEnergy Nuclear Operating Company (FENOC) and GPU Power, Inc. American Transmission Systems owns and operates transmission facilities located within the service areas of Ohio Edison, Cleveland Electric, Toledo Edison and Pennsylvania Power. FirstEnergy Solutions provides energy-related products and services and, through its FirstEnergy Generation Corp. subsidiary, operates our non-nuclear generation business. FENOC operates the electric utility subsidiaries’ nuclear generating facilities. FirstEnergy Facilities Services Group is the parent company of several heating, ventilating, air conditioning and energy management companies, and MYR Group is a utility infrastructure construction service company. MARBEL holds our interest in Great Lake Energy Partners, LLC. GPU Power, Inc. owns and operates generation facilities in Latin America.

Our consolidated revenues are primarily derived from electric service provided by our electric utility subsidiaries. The combined service areas of our electric utility operating subsidiaries encompass approximately 37,200 square miles in Ohio, Pennsylvania and New Jersey. The areas they serve have a combined population of approximately 11.0 million.

As of August 31, 2003, Ohio Edison, Cleveland Electric, Pennsylvania Power, Toledo Edison and FirstEnergy Solutions had 13,387 megawatts (MW) of generation capacity (including the 883 MW of the Davis-Besse Nuclear Power Station, which is currently not in service) to meet customer needs. Pursuant to our corporate separation plan implemented under Ohio utility restructuring legislation, we transferred ownership or operational control of the non-nuclear generation assets of those operating subsidiaries to FirstEnergy Generation as of January 1, 2001.

As a result of restructuring legislation in Pennsylvania and New Jersey, GPU had divested essentially all of its generation assets prior to the time we agreed to merge with GPU in August 2000. However, the Pennsylvania and New Jersey restructuring orders require Jersey Central, Pennsylvania Electric and Metropolitan Edison, operating subsidiaries of ours that were formerly owned by GPU, to act as providers of last resort (PLR) by supplying electricity to customers who do not choose an alternate supplier. Jersey Central has entered into contracts for the supply of electricity to meet its PLR obligations through May 31, 2004 (and for one-third of its requirements through May 31, 2006) pursuant to an auction approved by the New Jersey Board of Public Utilities (NJBPU). Effective September 1, 2002, Metropolitan Edison and Pennsylvania Electric assigned their PLR responsibility to FirstEnergy Solutions through a wholesale power sale agreement which expires in December 2003 and may be extended for each successive calendar year. Under the terms of the power sale agreement, FirstEnergy Solutions assumed the supply obligation and the energy supply profit and loss risk for the portion of power supply requirements not self-supplied by Metropolitan Edison and Pennsylvania Electric under their non-utility generation (NUG) contracts and other power contracts with nonaffiliated third party suppliers. This arrangement reduces Metropolitan Edison’s and Pennsylvania Electric’s exposure to high wholesale power prices by making power available at fixed prices for their uncommitted PLR energy costs during the term of the agreement to FirstEnergy Solutions. FirstEnergy Solutions has hedged most of Metropolitan Edison’s and Pennsylvania Electric’s unfulfilled PLR obligations through 2005. Metropolitan Edison and Pennsylvania Electric will continue to defer the cost differences between NUG contract rates and the rates reflected in their capped generation rates.

Our principal executive office is located at 76 South Main Street, Akron, Ohio 44308-1890; telephone: (800) 646-0400.

Recent Developments

Restatement of Previously Reported Results

On August 19, 2003, we filed with the SEC an amended annual report on Form 10-K/A for the year ended December 31, 2002, and an amended quarterly report on Form 10-Q/A for the quarter ended March 31, 2003, in connection with our previously announced restatements of our 2002 and first quarter 2003 financial statements to reflect implementation of a change in the application of the method of amortizing costs being recovered under our Ohio transition plan and recognition of above-market values of certain leased generation facilities. In addition, certain other immaterial adjustments related to the recognition of a valuation allowance on a tax benefit recognized in 2002 and other adjustments are now reflected in results for the year ended December 31, 2002. The restatements reflected non-cash expenses only and reduced our earnings per share by $0.26 to $1.89 ($1.88 diluted) on a GAAP basis for 2002 and will reduce earnings per share in 2003 by $0.17. As a result, over the period encompassed by the restatements (2000-2017), net income will increase by $381 million. See Note 2(M) to the Consolidated Financial Statements contained in our Form 10-K/A filed August 19, 2003. Cleveland Electric and Toledo Edison also restated their 2001 and 2000 financial results due to the changes for those years being material for those two individual companies.

Progress Toward Davis-Besse Restart

On April 30, 2002, the Nuclear Regulatory Commission, or NRC, initiated a formal inspection process at our Davis-Besse Nuclear Power Station in response to corrosion found by FENOC in the reactor vessel head near the nozzle penetration hole during a refueling outage in the first quarter of 2002. The purpose of the formal inspection process is to establish criteria for NRC oversight of our performance and to provide a record of the major regulatory and licensee actions taken, and technical issues resolved, leading to the NRC’s approval of restart of the plant. Having completed refurbishment and installation of the replacement reactor vessel head and numerous other enhancements to improve the safety margin at the plant and having demonstrated that all major systems of the plant are operable, we have now entered “Mode 4” of the restart process. Entering Mode 4 allows us to conduct a pressure test of the reactor’s coolant system, as well as inspect the under vessel penetration nozzles and test other plant systems. We expect to complete these procedures by late September 2003. The pressure test, which will take nine to ten days to complete including heat-up and cool-down, involves increasing pressure and temperature in the reactor coolant system to operating conditions and maintaining those pressure and temperature levels for about seven days. After the system cools down, a comprehensive inspection will be conducted. Subject to their successful completion, these tests and inspections will be followed by previously scheduled modifications to the plant’s high pressure injection pumps. These and other planned modifications are expected to take approximately four to six weeks to complete and should result in the plant’s availability for restart in the fall of 2003. The plant continues to remain offline, and before the unit can be returned to service, the NRC must authorize restart of the plant following its formal inspection process.

During this outage, we have incurred replacement power costs of approximately $15 million to $25 million per month. If the tests described above do not go as expected, or if there are significant delays in the NRC approval process, we will continue to incur substantial replacement power costs, which will continue to have an adverse effect on our cash flows and results of operations. In addition, if testing is not successful, we may be required to undertake additional and possibly costly remedial actions.

Regional Power Outage

On August 14, 2003, eight states in the Northeast U.S. and southern Canada, covering a geographic area reportedly having approximately 50 million people, experienced a widespread power outage. That outage affected approximately 1.4 million customers in our service area. The causes of the outage have not yet been determined, although various industry, media and other reports have alleged that the outage began in our system. We are in the process of accumulating data and evaluating the status of our electrical system prior to and during the outage event and we understand that the same effort is under way at utilities and transmission operators across the region.

Investigations

Congressional committees, state utility commissions and others have commenced investigations and inquiries into the causes and implications of the outage. In addition, a joint U.S.-Canada Task Force has been formed to investigate the events, with the U.S. Department of Energy coordinating the U.S. portion of this investigation. The consensus of the investigating entities is that extensive data needs to be gathered and analyzed in order to determine with any degree of certainty the circumstances that led to the outage. We are committed to working with the U.S.-Canada Task Force and other appropriate groups involved to determine exactly what events led to the outage. The various inquiries could take many months to complete, given the complexity of the issues involved, the number of parties involved and the amount of data to be collected and analyzed.

Based on our internal investigations to date, we have reached the following initial conclusions. We believe that the events of August 14, 2003 that occurred on our system, in and of themselves, could not account for the widespread nature of this outage. Instead, we believe that the widespread loss of power could have resulted only from a combination of events and not a few isolated incidents. A number of events occurred on the transmission system during the day, including oscillations in flow, frequency dips and reversals in power flows between regions along major interconnections, all of which could have combined to affect the ability of the Eastern Interconnection to perform. Even with the temporary loss of our Eastlake Unit 5 at 1:31 pm (EDT) and other events on our system, the causes of which we are still analyzing, including the loss of three of our transmission lines and of one interconnection with American Electric Power Company, power systems and flows corrected themselves, and our system remained balanced and stable. Despite increasing uncertainty as to the events on our system, as late as 4:05 pm (EDT), power flows into and out of our system had not changed meaningfully, and even as events began to escalate after that time, our system worked as designed to protect itself. The systems with which we remained interconnected did not experience significant outages. In addition, we determined that our computerized system for monitoring and controlling our transmission and generation system was operational, but certain functions, including the audible alarms and an alarm screen function, were not. However, the Midwest Independent Operator (MISO), as regional security coordinator, was monitoring important elements of our system. Its monitoring system contains similar alarming functionality to ours.

Legal Proceedings

A number of lawsuits have been filed against us in connection with the August 14th regional outage by individuals seeking court certification to represent a class of similarly situated persons who allegedly suffered damages as a result of the outage. We intend to defend these actions vigorously and believe we have substantial defenses. We cannot, however, predict the outcome of any of these legal or any related regulatory proceedings. If it were ultimately determined that we have legal liability or are otherwise made subject to regulatory action in connection with the outage, it could have a material adverse effect on our financial condition and results of operations. There also have been insurance-related claims made by or on behalf of several individuals claiming losses related to the outage. We have denied liability with respect to these claims.

Proposed Regulatory Action and Legislation

In addition to these legal proceedings and depending upon the outcomes of the governmental and other investigations of the outage, it is possible that additional regulatory proceedings or legal actions may be instituted against us. One such proceeding has already been initiated at the Public Utilities Commission of Ohio (PUCO) in respect to a complaint made by a local congressman, alleging that we failed to provide reasonable and adequate service under applicable Ohio law. The complaint seeks the authorization for another electric supplier to furnish electric service within our Ohio-based franchise territory. While we are unable to predict the outcome of this proceeding, we believe that the complaint is without merit.

Moreover, separate legislation passed by the Senate and the House of Representatives may, if enacted, impose new regulatory requirements and operational criteria for owners and operators of electric transmission systems, as a consequence, in part, of the outage. The additional capital and operating costs which might be required to comply with these new standards could be material. At this time, however, we are unable to predict the outcome of these proceedings or legislative or regulatory changes or the magnitude of any increased associated costs we might incur.

Proceedings Relating to the Recent Restatements and Other Events

A number of individual shareholder-plaintiffs have filed separate complaints against us, our Board of Directors and certain of our executive officers alleging that we and our named officers reported materially false and misleading financial results over the relevant periods in violation of federal securities laws in connection with the restatement of earnings described above and, in one case, the August 14, 2003 regional power outage. In each case, the plaintiffs are seeking certification from the court to represent a class of similarly situated shareholders. Although we intend to defend these cases vigorously, we cannot predict the outcome or whether any further cases will be filed against us.

In addition, we were recently served with a derivative complaint filed by an individual shareholder on behalf of other shareholders against us and our Board of Directors, alleging a series of breaches of fiduciary duties by our directors and certain of our officers relating to the issues surrounding the regional power outage, the restatement of earnings and the on-going outage at the Davis-Besse Nuclear Power Plant, all discussed above. Another shareholder has served a demand on the Board of Directors to take action to remedy alleged breaches of fiduciary duties by our officers and directors related to the restatement of earnings.

On September 11, 2003, we received an informal data request from the SEC asking us to voluntarily provide information and documents related to our recent restatement of our 2002 annual financial statements. We intend to fully comply with the request, and we do not anticipate any adverse consequences.

Sammis Plant Litigation

On August 7, 2003, the United States District Court for the Southern District of Ohio ruled, in an initial liability phase, that 11 projects undertaken at Ohio Edison’s and Penn Power’s W.H. Sammis Plant between 1984 and 1998 required Ohio Edison to obtain pre-construction permits under the Clean Air Act. In 1999, the U.S. Environmental Protection Agency (EPA) and the States of Connecticut, New Jersey and New York commenced this lawsuit alleging that these projects did not constitute “routine maintenance, repair or replacement,” and resulted in an increase in pollutant emissions requiring compliance with EPA’s New Source Review Program and, if applicable, to more stringent emission limitations. The remedy phase, which is currently scheduled for trial beginning April 19, 2004, will address civil penalties and what, if any, actions should be taken to further reduce emissions at the plant. In its ruling, the Court indicated that the remedies it “may consider and impose involved a much broader, equitable analysis, requiring the Court to consider air quality, public health, economic impact, and employment consequences. The Court may also consider the less than consistent efforts of the EPA to apply and further enforce the Clean Air Act.” The potential penalties that may be imposed, as well as the capital expenditures necessary to comply with substantive remedial measures that may be required, may have a material adverse impact on our financial condition and results of operations.

Jersey Central Power & Light Company Rate Case

On July 25, 2003, the NJBPU announced its decision in Jersey Central’s base electric rate proceeding, which reduces Jersey Central’s annual revenues by approximately $62 million effective August 1, 2003. The NJBPU decision which was embodied in a written Summary Order dated August 1, 2003, also provided for an interim return on equity of 9.5 percent on Jersey Central’s rate base for the next 6 to 12 months. During that period, Jersey Central can initiate another proceeding to request recovery of additional costs incurred to enhance system reliability. In that proceeding, the NJBPU could increase the return on equity to 9.75 percent or decrease it to 9.25 percent, depending on its assessment of the reliability of Jersey Central’s service. Any reduction would be retroactive to August 1, 2003. The revenue decrease in the decision consists of an annual $223 million decrease in the electricity delivery charge, an annual $111 million increase due to the August 1, 2003 expiration of annual customer credits previously mandated by the New Jersey transition legislation, an annual $49 million increase in the Market Transition Charge, or MTC, tariff component, and a net $1 million annual increase in the Societal Benefits Charge.

In addition, the NJBPU disallowed recovery of $153 million of the $618 million in projected deferred energy balances as of July 31, 2003. In the second quarter of 2003, Jersey Central recorded charges to net income aggregating $158 million ($94 million net of tax) consisting of the $153 million in disallowed deferred energy costs and other regulatory assets that are not recoverable.

On August 18, 2003, Jersey Central filed a Motion for Rehearing, Reconsideration and Partial Remand which is pending before the NJBPU.

Jersey Central Outage Investigation

A series of unexpected faults in the three sub-transmission lines serving a portion of the Jersey Shore triggered a series of outages for approximately 34,000 New Jersey customers from July 5 to July 8, 2003. The NJBPU has launched an investigation into the causes of the outages, and Jersey Central has filed an incident report with the NJBPU, detailing the timeline and causes for the outages. At the request of the Governor, a Special Reliability Master has also been appointed by the NJBPU to investigate the outage. Jersey Central has committed to accelerate $60 million in system improvements to enhance service reliability. Additionally, Jersey Central sited ten emergency generators at strategic locations and installed a temporary back-up transmission line within a few days of the outage. Without admitting liability, Jersey Central has established a streamlined procedure to address customers’ damage claims. Dover Township has filed a complaint against Jersey Central with the NJBPU as well as a lawsuit seeking damages.

The Offering

Common stock offered	28,000,000 shares. We have granted the underwriters a 30-day option to purchase up to 4,200,000 additional shares of our common stock to cover over-allotments, if any.

Shares of common stock outstanding as of September 11, 2003	297,636,276 shares.

Pro forma shares of common stock outstanding after the issuance of the common stock offered by this prospectus supplement (28,000,000 shares)	Approximately 325,636,276 shares.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “FE”. The shares of common stock offered hereby have been authorized for listing on such exchange, subject to official notice of issuance.

Indicated current quarterly dividend rate	$0.375 per share. See “Risk Factors” and “Common Stock Dividends and Price Range.”

Use of proceeds

The net proceeds to be received by us from this offering of common stock, after deducting underwriting discounts and commissions and our estimated expenses, are expected to be approximately $812.3 million, or $934.2 million if the underwriters’ option to purchase additional shares is exercised in full. We anticipate using the aggregate net proceeds from this offering to repay outstanding short-term debt. If and to the extent that the underwriters’ option to purchase additional shares is exercised, we intend to repay additional short-term debt and a portion of the outstanding advances under our 3-year credit facility. This facility matures on November 29, 2004 and currently has outstanding aggregate advances of $315 million with interest rates of 2.25% to 2.75% per annum. We may also use a portion of any additional net proceeds for an advance to Cleveland Electric to repay a portion of its First Mortgage Bonds, 9 1/2% Series due 2005.

Voting rights	Holders of our common stock are entitled to one vote for each share of common stock held.

Risks

Your investment in our common stock will involve risks. You should carefully consider the discussion of risks in “Risk Factors” in this prospectus supplement and the other information in this prospectus supplement and the accompanying prospectus, including our cautionary statements regarding “forward-looking statements” in the accompanying prospectus, before deciding whether an investment in our common stock is suitable for you.

Summary Historical Consolidated Financial Information

We present below selected historical consolidated financial data for each of the five fiscal years ended December 31, 2002, which have been derived from our audited consolidated financial statements, and selected historical consolidated financial data for the three months ended June 30, 2003 and June 30, 2002, which have been derived from our unaudited consolidated financial statements.

Due to the effect of seasonal fluctuations and other factors affecting our operations, our financial results for the three-month period ended June 30, 2003 are not necessarily indicative of what our financial results will be for the year ending December 31, 2003. You should read the information set forth below in conjunction with our audited and unaudited consolidated financial statements included in our filings with the SEC incorporated by reference in this prospectus supplement.

	(Unaudited) At or for the three months ended June 30,		At or for the year ended December 31,
	2003	2002	2002	2001		2000	1999	1998
	(Dollars in Millions)
Revenues	$2,863	$2,899	$12,231	$7,999		$7,029	$6,320	$5,875
Depreciation and amortization	309	300	1,306	890		934	938	759
Net interest	206	250	961	556		529	572	601
Income taxes	18	168	529	474		377	395	304
Income before discontinued operations, accounting change and extraordinary item	9	208	640	655		599	568	441
Net income (loss)	(58)	208	553	646		599	568	411
Total assets	34,025	35,198	34,386	37,352		17,941	18,224	18,192
Preferred stock of consolidated subsidiaries not subject to mandatory redemption	335	335	335	480		648	648	660
Preferred stock of consolidated subsidiaries subject to mandatory redemption	19	20	19	66		41	136	175
Subsidiary-obligated mandatorily redeemable preferred securities	285	410	410	529		120	120	120
Long-term debt	11,239	11,077	10,872	12,865	(a)	5,742	6,001	6,352

(a)	2001 includes approximately $1.4 billion of long-term debt (excluding long-term debt to be repaid within one year) included in “Liabilities Related to Assets Pending Sale” on our Consolidated Balance Sheet as of December 31, 2001.

RISK FACTORS

Before investing in our common stock, you should carefully consider the risks described below, as well as the other information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein from our other filings with the SEC, to which we refer you for more detailed information on our business, industry, and financial and corporate structure. These are risks we consider to be material to your decision whether to invest in our common stock. There may be risks that you view in a different way than we do, and we may omit a risk that we consider immaterial, but you consider important. If any of the following risks occur, our business, cash flows, financial condition or results of operations could be materially harmed. In that case, the value or trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business

We may ultimately incur liability in connection with the August 14, 2003 regional outage or the restatement of earnings.

On August 14, 2003, eight states in the Northeast U.S. and southern Canada, covering a geographic area reportedly having approximately 50 million people, experienced a widespread power outage. That outage affected approximately 1.4 million customers in our service area. The causes of the outage have not yet been determined, although various industry, media and other reports have claimed that the outage began in our system. Congressional committees, state utility commissions and others have commenced investigations and inquiries into the causes and implications of the outage. In addition, a joint U.S.-Canada Task Force has been formed to investigate the events, with the U.S. Department of Energy coordinating the U.S. portion of this investigation.

A number of lawsuits have been filed against us in connection with the August 14th regional outage by individuals seeking court certification to represent a class of similarly situated persons who allegedly suffered damages as a result of such outage.

In addition to these legal proceedings and depending upon the outcomes of the governmental and other investigations of the outage, it is possible that additional regulatory proceedings or legal actions may be instituted against us. We intend to defend these actions vigorously and believe we have substantial defenses. We cannot, however, predict the outcome of any of these legal or regulatory proceedings. If it were ultimately determined that we have legal liability or are otherwise made subject to regulatory action in connection with the outage, it could have a material adverse effect on our financial condition and results of operations. See the discussion of the August 14, 2003 Regional Power Outage in the “Recent Developments” section above.

Several class-action lawsuits have also been filed against us in connection with the restatement of our 2002 and first quarter 2003 earnings and in one case also in connection with the outage by shareholders who claim to have suffered damages as a result of alleged federal securities law violations by us and our officers. On September 11, 2003, we received an informal data request from the SEC asking us to voluntarily provide information and documents related to our recent restatement of our 2002 annual financial statements. See the discussion under “Proceedings Relating to the Recent Restatements and Other Events” in the “Recent Developments” section above. We are unable to predict the outcome of any of these legal or regulatory proceedings.

Changes in commodity prices could decrease revenues from power we sell or increase the cost of power we buy.

While much of our generation serves customers under retail rates set by regulatory bodies, we also purchase and sell electricity in the competitive wholesale and retail markets. Increases in the costs of fuel for our generation facilities (particularly coal and natural gas) can affect our profit margins in both our competitive and non-competitive markets. Changes in the market prices of electricity, which are affected by changes in fuel costs and other factors, may impact our financial results and financial position by increasing the amount we pay to purchase power to supply PLR obligations in Ohio and Pennsylvania. Electricity and fuel prices may fluctuate substantially over relatively short periods of time for a variety of reasons, including:

•	severe or unexpected weather or seasonality;

•	changes in electricity usage;

•	illiquidity in wholesale power and other markets;

•	transmission or transportation constraints, inoperability or inefficiencies;

•	availability of competitively priced alternative energy sources;

•	changes in supply and demand for energy commodities;

•	changes in power production capacity;

•	outages at our power production facilities or those of our competitors;

•	changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;

•	natural disasters, wars, acts of sabotage, terrorist acts, embargoes and other catastrophic events; and

•	federal, state, local and foreign energy, environmental and other regulation and legislation.

We could be particularly vulnerable if power prices rise while any of our generating units are out of service as a result of an unscheduled outage.

Although we use derivatives to hedge electricity and natural gas purchase prices over periods of up to three years, we could experience losses on those hedges when the underlying commodities are delivered. These losses would affect our net income at the time of delivery. In addition, we cannot hedge our entire exposure to market price volatility at any given time. We have long-term coal contracts for 85% of our expected coal supply in 2004 and 70% in 2005.

Our facilities may not operate as planned, which may increase our expenses and/or decrease our revenues and, thus, have an adverse effect on our financial performance.

Operation of power plants and transmission and distribution facilities involves many risks, including the breakdown or failure of equipment or processes, accidents, labor disputes, and performance below expected levels. In addition, weather-related incidents and other natural disasters can disrupt generation, transmission and distribution delivery systems. Because our transmission facilities are interconnected with those of third parties, the operation of our facilities may be adversely affected by unexpected or uncontrollable events occurring on the system of such a third party.

Operation of our power plants below expected capacity levels could result in lost revenues or increased expenses, including higher maintenance costs that we may not be able to recover from customers. Unplanned outages may require us to incur significant replacement power costs. Moreover, if we are unable to perform our contractual obligations, penalties or liability for damages may result. See the discussion of the Davis-Besse outage in the Risk Factor below.

Delays in the Davis-Besse restart process would require continued expenditures for replacement power.

As described in “Recent Developments,” our Davis-Besse Nuclear Power Station has been offline since the first quarter of 2002 when corrosion was found by FENOC in the reactor vessel head during a refueling outage. During this outage, we have incurred replacement power costs of approximately $15 million to $25 million per month. We are now conducting a pressure test of the reactor’s coolant system, which is one of the final steps in the restart process prior to NRC approval. If this and other tests described above do not go as expected, or if there are significant delays in the NRC approval process, we will continue to incur substantial replacement power costs, which will continue to have an adverse effect on our cash flows and results of operations. In addition, if testing is not successful, we may be required to undertake additional and possibly costly remedial actions.

We may not be able to obtain adequate fuel supplies, which could adversely affect our ability to operate our facilities.

We purchase fuel from many suppliers. Disruption in the delivery of fuel, including disruptions as a result of weather, labor relations or environmental regulations affecting our fuel suppliers, could adversely affect our ability to operate our facilities, and thus, our results of operations.

Increasing costs associated with our defined benefits retirement plans and other employee related benefits may adversely affect our results of operations, liquidity and financial condition.

Pensions and other post-employment benefit (OPEB) obligation costs can vary widely from year-to-year due to changes in the market value of assets held by those plans and interest rates at the end of the year. In particular, sharp declines in equity markets since the second quarter of 2000 and a reduction in our assumed discount rate for pension and OPEB obligations have combined to produce a significant increase in those costs. Also, increases in health care payments and a related increase in projected trend rates have led to higher health care costs. Combined, these employee benefit expenses increased by $44.6 million in the second quarter of 2003 and $93.8 million in the first six months of 2003 compared to the same periods in 2002. While we do not expect to be required to make cash contributions to the plan in 2003 or 2004 under the Employee Retirement Income Security Act of 1974, substantial cash funding is probable in the later years.

Risks Related to Our Industry

We are subject to complex and changing government regulations that may require increased expense and/or changes in business strategy that could have a negative impact on our and our subsidiaries’ results of operations.

We are subject to comprehensive regulation by various federal, state and local regulatory agencies that significantly influences our operating environment. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results of future regulatory activities of any of these agencies. Changes in or reinterpretations of existing laws or regulations or the imposition of new laws or regulations may require us to incur additional expenses or change the way we run our businesses, and therefore adversely impact our results of operations.

As a registered public utility holding company, we are subject to regulation by the SEC under the Public Utility Holding Company Act of 1935. The SEC has determined that our electric facilities constitute a single integrated public utility system under the standards of the Holding Company Act. The SEC regulates us under the Holding Company Act with respect to our accounting, the issuance of securities, the acquisition and sale of utility assets, securities or any other interest in any business, and entering into, and performance of, service, sales and construction contracts among our subsidiaries, and certain other matters. The Holding Company Act also limits the extent to which we may engage in non-utility businesses or acquire additional utility businesses. Each of our operating utility subsidiaries’ retail rates, conditions of service, issuance of securities and other matters are subject to regulation in the state in which it operates—in Ohio by the PUCO, in New Jersey by the NJBPU and in Pennsylvania by the Pennsylvania Public Utility Commission. With respect to their wholesale and interstate electric operations and rates, those subsidiaries are subject to regulation, including regulation of their accounting policies and practices, by the Federal Energy Regulatory Commission (FERC). Under Ohio law, municipalities may regulate rates, subject to appeal to the PUCO if not acceptable to the utility. In addition, our subsidiary American Transmission Systems Incorporated, is subject to regulation by the FERC with respect to its rates and operation of interstate transmission. Decisions by any of these regulatory bodies could affect us adversely for the reasons described above.

Separate energy bills have been passed by the Senate and the House of Representatives and have been referred to a conference committee to reconcile differing provisions. Among other things, each of the bills provides for the repeal of the Holding Company Act effective not earlier than 12 months or later than 18 months from the date legislation is ultimately enacted. The proposed legislation would, among other things, also confer on FERC certain additional regulatory authority over electric utilities. We cannot predict how our business may be affected by the enactment of the proposed legislation or, in particular, the repeal of the Holding Company Act.

Restructuring and deregulation in the electric utility industry may result in increased costs that could adversely affect our and our utility subsidiaries’ business and results of operations.

As a result of the actions taken by state legislative bodies over the last few years, major changes in the electric utility business have occurred and are continuing to take place in parts of the United States, including Ohio, New Jersey and Pennsylvania, where our utility subsidiaries operate. These changes have resulted in fundamental alterations in the way integrated utilities and holding company systems like ours conduct their business.

The FERC and U.S. Congress are also proposing significant changes in the structure and conduct of our business. If the restructuring and deregulation efforts result in increased competition or unrecoverable costs, our business and results of operations may be adversely affected. We cannot predict the extent and timing of further efforts to restructure, deregulate or re-regulate us or the industry.

In Ohio, New Jersey and Pennsylvania, laws applicable to electric industry restructuring and the respective state regulatory plans of our operating electric utility subsidiaries in those states include provisions:

•	imposing PLR obligations on electric distribution utilities for customers who have not selected other suppliers in those subsidiaries’ service areas,

•	allowing customers to select other generation suppliers, and

•	deregulating those subsidiaries’ electric generation businesses.

Our regulated utility subsidiaries in Ohio and Pennsylvania are required to provide electric service to customers who have not selected other suppliers at capped rates, which may be below current market rates and below our cost of supplying this power. Our regulated utility subsidiaries in those states source power from electricity supplied through our competitive energy services subsidiary, FirstEnergy Solutions Corp., and grandfathered wholesale and non-utility generator contracts. FirstEnergy Solutions in turn obtains power from generation assets owned or leased from our Ohio operating subsidiaries by FirstEnergy Generation, or through open market purchases. Because PLR rates in Ohio and Pennsylvania are capped, we bear the risks associated with increases in the costs of procuring power necessary to satisfy those obligations, whether those increases are experienced directly by us through increases in fuel prices or environmental compliance costs, for example, or reflected in the increased market prices we may pay for purchased power from time to time. The operating subsidiaries in Ohio and Pennsylvania also bear the risk that customers originally choosing alternative unaffiliated suppliers may switch back to us, which may increase demand above our available generation or contractual capacity and force us to purchase additional power on the open market at potentially unfavorable prices. In addition, increases in these supply costs can no longer be recovered from customers as was permitted prior to state utility restructuring. If these supply costs were to increase significantly and prove unrecoverable, our profit margins may significantly decrease with an adverse effect on our results of operations.

The Ohio transition plan stipulation also granted preferred access to marketers, brokers and aggregators serving the retail customers of our Ohio utility subsidiaries to 1,120 MW of our generation capacity through 2005 at fixed prices set below the shopping credits of the applicable utility subsidiaries. To the extent any of that capacity is used by parties not affiliated with us, we may incur potentially significant lost opportunity costs if we could have sold such capacity at more favorable wholesale prices or used it in satisfaction of PLR obligations in preference to higher priced purchased power obtained for that purpose.

Under our Ohio transition plan, customer prices for generation are frozen through the five-year market development period that ends at the end of 2005, except for certain limited statutory exceptions including a 5% reduction in the price of generation for residential customers. Following the end of this period, we will be subject to prevailing market prices for electricity. If those market prices are substantially less than our current frozen rates, our results of operations and cash flows will be adversely affected.

The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

Our results are likely to be affected by differences in the market and transmission regulatory structures in the various regional power markets in which we participate. Jersey Central, Metropolitan Edison and Pennsylvania Electric currently own and operate facilities within the PJM RTO. The price of obtaining capacity and energy in the PJM-administered markets has a direct impact on the supply costs incurred by those companies. Cleveland Electric, Ohio Edison, Pennsylvania Power and Toledo Edison are transferring control of their transmission facilities to MISO effective October 1, 2003. The MISO expects to implement its own energy markets on or about March 31, 2004. The rules governing the various regional power markets may also change from time to time, which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that transmission requirements may have on our business.

Management is unable to predict the outcome of these transmission regulatory actions and related proceedings or their impact on the timing and operation of RTOs, our transmission operations or our future results of operations and cash flows.

We are exposed to risks of nuclear generation, which involve issues and uncertainties relating to health and safety, the adequacy of insurance coverage and nuclear plant decommissioning.

We currently own four nuclear generating units which are operated by our subsidiary, FENOC: Beaver Valley Power Station Units 1 and 2; Davis-Besse Nuclear Power Station (which is out of service awaiting regulatory authorization to restart); and Perry Nuclear Power Plant Unit 1. These units comprise a total of 3,795 MW, or 28.3% of our total generating capacity, of which the Davis-Besse Plant accounts for 883 MW. We are, therefore, subject to the risks of nuclear generation, which include the following:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;

•	uncertainties with respect to contingencies and assessment amounts if insurance coverage is inadequate; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed operation.

The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants, including ours.

Any of our nuclear plants could face similar prolonged outages for unforeseen repair issues such as we are experiencing with our Davis-Besse Plant (see “Progress Toward Davis-Besse Restart” in the “Recent Developments” section above) or could experience a serious nuclear incident at any time. If such an incident did occur, it could cause us to incur significant repair expenses, which could adversely affect our results of operations, cash flows or financial condition. In addition, a major incident at any nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit. Any such action could require us to purchase replacement power on the open market. Depending on prevailing market prices for replacement power, our financial condition, cash flows and results of operations could be materially adversely affected if this were to occur.

In addition, under the public liability insurance provided pursuant to the Price Anderson Act, we could be required to pay additional amounts in the event that losses in excess of private insurance occur as a result of a nuclear incident at any U.S. nuclear unit. As members of Nuclear Electric Insurance Limited, or NEIL, our subsidiaries owning or leasing interests in a nuclear facility are currently subject to assessments of up to $68.4 million under insurance policies that cover property damage, decontamination cost and replacement power costs for incidents during a policy year at any NEIL-member company’s nuclear facility if losses exceed the accumulated funds available to the insurer.

Our operating results are affected by weather conditions and may fluctuate on a seasonal and quarterly basis.

Weather conditions directly influence the demand for electric power. In our service territories, demand for power peaks during the hot summer months, with market prices also typically peaking at that time. As a result, our overall operating results may fluctuate on a seasonal and quarterly basis. In addition, we have historically sold less power, and consequently earned less revenue, when weather conditions are milder. Severe weather, such as tornadoes, hurricanes, storms and droughts, may cause outages and property damage which may require us to incur additional expenses that are generally not insured and that we would not be able to recover from customers. The effect of the failure of our facilities to operate as planned, as described above, would be particularly burdensome during a peak demand period.

Changes in technology may significantly affect our business by making our power plants less competitive.

A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells and other forms of so-called distributed generation systems. It is possible that advances in technology could reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, the value of our power plants could be reduced and, unless we also developed these technologies, our market share could be eroded. Changes in technology could also alter the channels through which retail electric customers buy power, thereby potentially decreasing demand for our product and harming our financial results.

Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flows and profitability.

Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations. Compliance with these legal requirements requires us to incur significant costs toward environmental monitoring, installation of pollution control equipment, emission fees, maintenance, upgrading, remediation and permitting at all of our facilities. These expenditures have been significant in the past and may increase in the future, especially with respect to our coal-fired generating plants, which comprise 7,339 MW, or 54.8% of our total capacity. If the costs of compliance with existing environmental regulations do increase, it could adversely affect our business and our results of operations and financial position. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Because of the deregulation of generation, we may not recover through rates additional capital or other costs incurred for such compliance. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations in the future.

Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control or based on new interpretations of longstanding requirements, that failure may result in the assessment of civil or criminal penalties and fines against us. The Sammis Plant litigation filed by the EPA and various states highlights the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

In 1999 and 2000, the EPA issued Notices of Violation or a Compliance Order to nine utilities covering 44 power plants, including our W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against Ohio Edison and Pennsylvania Power in the U.S. District Court for the Southern District of Ohio. The Notices of Violation and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of “best available control technology” and civil penalties of up to $27,500 per day of violation.

On August 7, 2003, the United States District Court for the Southern District of Ohio ruled that 11 projects undertaken at Ohio Edison’s and Penn Power’s W.H. Sammis Plant between 1984 and 1998 required Ohio Edison to obtain pre-construction permits and, prior to construction, new expected plant emission levels to determine whether more stringent emission standards under the Clean Air Act were applicable. The ruling concludes the liability phase of the case. The remedy phase, which is currently scheduled for trial beginning on April 19, 2004, will address civil penalties and what, if any, actions should be taken to further reduce emissions at the plant. The potential penalties that may be imposed, as well as the capital expenditures necessary to comply with substantive remedial measures that may be required, would not be recoverable through rates and may have a material adverse impact on our financial condition and results of operations. See the discussion of the “Sammis Plant Litigation” under “Recent Developments” above.

Risks Related to Our Financial and Corporate Structure

Our business is dependent on our ability to successfully access capital markets. Our inability to access capital may limit our ability to execute our business plan or pursue capital improvements.

We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to execute our strategy will be adversely affected. Certain market disruptions or a downgrade in any of our credit ratings may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

•	further economic downturns;

•	the bankruptcy of an unrelated energy company;

•	capital market conditions generally;

•	market prices for electricity and gas;

•	terrorist attacks or threatened attacks on our facilities; or

•	the overall health of the utility industry.

Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue capital improvements or acquisitions that we may otherwise rely on for future growth.

Increases in our debt-to-equity ratio, commonly referred to as leverage, could adversely affect our competitive position, business planning and flexibility, financial condition, ability to service our debt obligations and to pay dividends on our common stock, and ability to access capital on favorable terms.

Our cash requirements arise primarily from the capital-intensive nature of our electric utilities. In addition to operating cash flows, we rely heavily on our short-term credit facilities and long-term debt. Our credit lines impose various limitations that could impact our liquidity and result in a significant adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage for any reason could adversely affect us by:

•	increasing the cost of future debt financing;

•	adversely impacting our ability to pay dividends on our common stock at the current rate;

•	making it more difficult for us to satisfy our existing financial obligations;

•	limiting our ability to obtain additional financing, if needed, for working capital, acquisitions, debt service requirements or other purposes;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

A downgrade in our credit rating could negatively affect our ability to access capital and cause the triggering of collateralization requirements under certain supply contracts. In addition, our efforts to maintain our ratings may dilute outstanding common stock and earnings per share.

Standard & Poor’s and Moody’s Investors Service rate our senior unsecured debt at BBB- and Baa2, respectively. These ratings indicate the agency’s assessment of our ability to pay interest, distributions and principal on such securities. In addition, Standard & Poor’s recently placed us on credit watch with negative implications, and Moody’s placed us under review for possible downgrade. Moody’s, however, has stated that, anticipating that the Davis-Besse plant will be returned to service in the near future and that we will continue to significantly reduce our debt and improve our financial profile, it does not expect that the review will result in our senior unsecured debt falling below investment grade. If Moody’s or Standard & Poor’s were to downgrade our long-term rating, particularly below investment grade, our ability to access the capital markets would be negatively affected and our borrowing costs would increase, which could adversely impact our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. Standard & Poor’s has indicated that in order for us to maintain our investment grade credit ratings, we will need to issue additional equity in the near term. However, the issuance of additional equity, whether in this offering or future offerings, if any, will have a dilutive effect on our equity holders and our earnings-per-share results.

Various commodity supply and financial contracts contain credit enhancement provisions in the form of cash collateral or letters of credit in the event of a reduction in credit rating below investment grade.

Requirements of these provisions vary and typically require a rating reduction to below investment grade by Standard & Poor’s or Moody’s to trigger additional collateralization by us. As of September 1, 2003, rating-contingent collateralization exposure totaled approximately $475 million. We monitor these collateralization provisions and calculate our total exposure on a regular basis.

Our existing credit facilities may mature and not be fully replaced with additional short-term borrowing capacity or our current levels of borrowing capacities may be otherwise unavailable to us in certain circumstances.

Our $1.0 billion 364-day revolving credit facility, of which $840 million is currently outstanding, matures November 7, 2003. Although we intend to syndicate a new 364-day facility to replace it, there can be no assurances that we will be successful in doing so in the near future or that the terms of any renewal will be as favorable as our current terms. If we do not renew or replace this facility, we will be required to repay on the maturity date the full amount then outstanding under such facility, and our liquidity may be adversely affected. In addition, a $450 million standby secured credit facility at Ohio Edison, which is presently undrawn, terminates as of December 31, 2003, and Ohio Edison does not plan to renew or replace this facility.

Our cash flow, ability to pay dividends and ability to meet debt obligations largely depend on the performance of our subsidiaries and affiliates.

We are a holding company and conduct our operations primarily through subsidiaries. Substantially all of our consolidated assets are held by such subsidiaries. Accordingly, our cash flow, our ability to pay dividends on our common stock and our ability to meet our obligations to creditors are largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us in the form of dividends. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on any debt or equity securities that we issue or to make any funds available for such payment.

Because we are a holding company, our unsecured obligations will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our shareholders and creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized, will be subject to the prior claims of the subsidiary’s creditors. To the extent that we may ourselves be a creditor with recognized claims against any such subsidiary, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary senior to that held by us. Although certain agreements to which we and our subsidiaries are parties limit the ability to incur additional indebtedness, we and our subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

Your remedies against Arthur Andersen may be limited.

Under Section 11(a)(4) of the Securities Act of 1933, if any audited financial statements included in a registration statement contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, an investor may sue the independent accountant who certified such financial statements only if such accountant has consented to being named as having certified such financial statements. Because Arthur Andersen has not provided its written consent to our financial statements and schedules for the years ended December 31, 2001 and 2000 included herein, you will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section will be limited as a result of the lack of consent. See “Experts” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds to be received by us from this offering of common stock, after deducting underwriting discounts and commissions and our estimated expenses, are expected to be approximately $812.3 million, or $934.2 million if the underwriters’ option to purchase additional shares is exercised in full. We anticipate using the aggregate net proceeds from this offering to repay outstanding short-term debt. If and to the extent that the underwriters’ option to purchase additional shares is exercised, we intend to repay additional short-term debt and a portion of the outstanding advances under our 3-year credit facility. This facility matures on November 29, 2004 and currently has outstanding aggregate advances of $315 million with interest rates of 2.25% to 2.75% per annum. We may also use a portion of any additional net proceeds for an advance to Cleveland Electric to repay a portion of its First Mortgage Bonds, 9 1/2% Series due 2005.

COMMON STOCK DIVIDENDS AND PRICE RANGE

Our common stock is listed and traded on The New York Stock Exchange under the symbol “FE”. The high and low sale prices, as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions, and the cash dividends paid, per share of our common stock for each quarter of 2003, 2002 and 2001 were as follows:

	Price Range		Cash Dividends Paid Per Share
	High	Low
2001
First Quarter	$31.75	$25.10	$0.375
Second Quarter	32.20	26.80	0.375
Third Quarter	36.28	29.60	0.375
Fourth Quarter	36.98	32.85	0.375

2002
First Quarter	$39.12	$30.30	$0.375
Second Quarter	35.12	31.61	0.375
Third Quarter	34.78	24.85	0.375
Fourth Quarter	33.85	25.60	0.375

2003
First Quarter	$35.19	$27.04	$0.375
Second Quarter	38.90	30.57	0.375
Third Quarter (through September 11, 2003)	38.75	25.82	0.375

On September 11, 2003, the last reported sale price of our common stock on The New York Stock Exchange was $31.10 per share. On September 11, 2003, there were 297,636,276 shares of our common stock outstanding held by 156,266 record holders. See “Description of Common Stock” in the accompanying prospectus.

Dividends on FirstEnergy common stock are paid as declared by the Board of Directors and are typically paid on the first day of March, June, September and December. Future dividends will depend on FirstEnergy’s future earnings and the ability of FirstEnergy’s regulated subsidiaries to pay cash dividends to FirstEnergy which are subject to certain regulatory limitations and also subject to charter and indenture limitations for some of those subsidiaries that may, in general, restrict the amount of retained earnings available for these dividends. These provisions, however, do not currently materially restrict payment of these dividends. At the current dividend rate, after giving effect to the issuance of the shares of common stock offered hereby, our quarterly dividend payments on our outstanding common stock will be approximately $122 million.

The FirstEnergy Corp. Stock Investment Plan permits the holders of our common stock, our employees and others to invest optional cash payments subject to limitations in amount and reinvest dividends in additional shares of our common stock. The prospectus describing the FirstEnergy Corp. Stock Investment Plan and an enrollment form are available upon request to: FirstEnergy Corp., Investor Services, 76 South Main Street, Akron, Ohio 44308-1890; toll free: 1-800-736-3402.

CAPITALIZATION

The following table shows our currently payable long-term debt and preferred stock, short-term debt and capitalization on an actual basis and as adjusted to reflect this offering and the use of the proceeds from this offering as set forth under “Use Of Proceeds”. You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus. See “Where You Can Find More Information.”

	As of June 30, 2003
	Actual	As Adjusted(1)
	(Dollars in Millions)
Currently payable long-term debt and preferred stock	$1,328	$1,328
Short-term debt	1,045	233

Capitalization:
Long-term debt	$11,239	$11,239
Preferred stock of consolidated subsidiaries not subject to mandatory redemption	335	335
Preferred stock of consolidated subsidiaries subject to mandatory redemption	19	19
Subsidiary-obligated mandatorily redeemable preferred securities	285	285
Common stockholders’ equity	7,125	7,937

Total capitalization	$19,003	$19,815

(1)	As adjusted to reflect the issuance of the shares offered in this prospectus supplement, assuming no exercise of the underwriters’ option to purchase additional shares, and the repayment of $812.3 million of short-term debt.

UNDERWRITERS

Under the terms of, and subject to the conditions contained in, an underwriting agreement dated the date hereof, the underwriters named below, for whom Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the following respective principal amounts of the shares of common stock:

Name	Number of Shares
Citigroup Global Markets Inc.	7,560,000
Morgan Stanley & Co. Incorporated	7,560,000
Barclays Capital Inc.	2,296,000
J.P. Morgan Securities Inc.	2,296,000
Wachovia Capital Markets, LLC	2,296,000
BNY Capital Markets, Inc.	1,078,000
Credit Suisse First Boston LLC	1,078,000
Lehman Brothers Inc.	1,078,000
UBS Securities LLC	1,078,000
McDonald Investments Inc.	280,000
NatCity Investments, Inc.	280,000
PNC Capital Markets, Inc.	280,000
SBK Brooks Investments Corp.	280,000
Scotia Capital (USA) Inc.	280,000
The Williams Capital Group, L.P.	280,000

Total	28,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby if any such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 4,200,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the amount listed next to the underwriter’s name in the preceding table bears to the total amount of shares of common stock listed next to the names of all underwriters in the preceding table.

We and each of our directors and executive officers have agreed, for a period of 90 days after the date of this prospectus supplement, to not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the underwriters, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or enter into any agreement to sell, any common stock or any security convertible into or exchangeable or exercisable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of shares of common stock, such other securities, in cash or otherwise, other than shares of our common stock or options for shares of our common stock issued pursuant to or sold in connection with any employee benefit, dividend reinvestment, stock option and stock purchase plans.

The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 4,200,000 additional shares.

Paid by FirstEnergy Corp.	No Exercise	Full Exercise
Per Share	$0.975	$0.975
Total	$27,300,000	$31,395,000

Shares sold by underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to $0.59 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and other selling terms.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In the ordinary course of their business, certain of the underwriters and their respective affiliates have provided, or may in the future provide, investment banking, commercial banking and other financial services to us or our subsidiaries, including underwriting, the provision of financial advice and the extension of credit. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

Affiliates of certain of the underwriters are lenders under one or more of our or our subsidiaries existing credit facilities. Because affiliates of certain of the underwriters may receive more than 10% of the net proceeds of this offering, this offering is being made in compliance with the applicable provisions of Rule 2710 of the Conduct Rules of the National Association of Securities Dealers.

We estimate that our total expenses of this offering of common stock, excluding underwriting discounts and commissions, will be approximately $423,000.

This prospectus supplement and accompanying prospectus in electronic format will be made available on a web site maintained by one or more of the underwriters and may also be made available on web site maintained by other underwriters. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of this prospectus supplement and the accompanying prospectus. The underwriters may agree to allocate a number of shares for sale to their online brokerage account holders. Internet allocations will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

We and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Prospectus

$2,000,000,000

FirstEnergy Corp.

Debt Securities

Common Stock

Share Purchase Contracts

Share Purchase Units

We may offer and issue debt securities and shares of our common stock from time to time. The debt securities may be convertible into or exchangeable for shares of our common stock or other securities. We may offer contracts to purchase our common stock from time to time either separately or as a part of a unit along with our debt securities or debt obligations of third parties. This prospectus provides a general description of these securities and the general manner in which we will offer them. The specific terms of each security, and the specific manner in which we will offer them, will be determined at the time they are sold and will be included in a prospectus supplement. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that describes those securities.

Our common stock is listed on the New York Stock Exchange under the symbol “FE”. The last reported sale price of our common stock on August 26, 2003 was $29.19 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer these securities in amounts, at prices, and on terms determined at the time of the offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell these securities, we will name them and describe their compensation in a prospectus supplement.

The date of this prospectus is August 29, 2003.

You should rely only on the information contained in, or incorporated by reference in, this prospectus and the applicable prospectus supplement. No person is authorized to give any information or make any representation not contained, or incorporated by reference, in this prospectus and the applicable prospectus supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by FirstEnergy. This prospectus and the applicable prospectus supplement are not offers to sell or a solicitation of offers to buy any of the securities offered hereby or thereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus or the applicable prospectus supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Unless the context requires otherwise, references to “we,” “us,” “our” and “FirstEnergy” refer specifically to FirstEnergy Corp. and its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, referred to in this prospectus as the SEC, utilizing a shelf registration process. Under this shelf process, we may issue, from time to time, up to $2,000,000,000 of debt securities, shares of our common stock and share purchase contracts and related share purchase units. Each time we issue securities under the registration statement we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information below under the heading “Where You Can Find More Information.”

Our principal executive office is located at 76 South Main Street, Akron, Ohio 44308-1890; telephone: (800) 646-0400.

For more detailed information about the securities, you can read the exhibits to the registration statement. Those exhibits have been filed with the registration statement or incorporated by reference from our other filings with the SEC as indicated in the registration statement’s list of exhibits.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We caution you that this prospectus and the periodic reports and other documents that are incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. They are statements about future performance or results (such as statements including, but not limited to, the terms “potential,” “estimate,” “believe,” “expect” and “anticipate” and similar words) when we discuss our financial condition, results of operations and business. Forward-looking statements involve certain risks, assumptions and uncertainties. They are not guarantees of future performance. Factors may cause actual results to differ materially from those expressed in these forward-looking statements. These factors include:

•	the speed and nature of increased competition and deregulation in the electric utility industry;

•	changes in markets for energy services;

•	changing energy and commodity market prices;

•	replacement power costs being higher than anticipated or inadequately hedged;

•	maintenance costs being higher than anticipated;

•	the availability and cost of capital;

•	legislative and regulatory changes (including revised environmental requirements);

•	adverse regulatory or legal decisions;

•	inability of the Davis-Besse Nuclear Power Station to restart (including because of any inability to obtain a favorable final determination from the Nuclear Regulatory Commission) in the fall of 2003;

•	the outcome of various investigations into the causes of the August 14, 2003 power outage and the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to that outage;

•	economic or weather conditions affecting future sales and margins; and

•	the inability to accomplish or realize anticipated benefits of strategic goals.

We believe that the expectations reflected in our forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should consider the factors we have noted above as you read the forward-looking statements in this prospectus.

All subsequent written and oral forward-looking statements attributable to FirstEnergy or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

FIRSTENERGY CORP.

FirstEnergy Corp. was organized under the laws of the State of Ohio in 1996. On November 7, 2001, we merged with GPU, Inc. and we were the surviving company. We are a registered public utility holding company, and as such are subject to regulation by the SEC under the Public Utility Holding Company Act of 1935. Our principal business is the holding, directly or indirectly, of all of the outstanding common stock of our principal electric utility operating subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, Pennsylvania Power Company, The Toledo Edison Company, Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company. Our other principal operating subsidiaries include American Transmission Systems, Incorporated, FirstEnergy Solutions Corp., FirstEnergy Facilities Services Group, LLC, MYR Group, Inc., MARBEL Energy Corporation, FirstEnergy Nuclear Operating Company and GPU Power, Inc. American Transmission Systems owns and operates transmission facilities located within the service areas of Ohio Edison, Cleveland Electric, Toledo Edison and Pennsylvania Power. FirstEnergy Solutions provides energy-related products and services and, through its FirstEnergy Generation Corp. subsidiary, operates our non-nuclear generation business. FirstEnergy Nuclear Operating operates the electric utility subsidiaries’ nuclear generating facilities. FirstEnergy Facilities Services Group is the parent company of several heating, ventilating, air conditioning and energy management companies, and MYR is a utility infrastructure construction service company. MARBEL is a fully integrated natural gas company. MARBEL holds FirstEnergy’s interest in Great Lake Energy Partners, LLC. GPU Power, Inc. owns and operates generation facilities in Latin America.

Our consolidated revenues are primarily derived from electric service provided by our electric utility subsidiaries. The combined service areas of our electric utility operating subsidiaries encompass approximately 37,200 square miles in Ohio, Pennsylvania and New Jersey. The areas they serve have a combined population of approximately 11.0 million.

As of July 31, 2003, Ohio Edison, Cleveland Electric, Pennsylvania Power, Toledo Edison and FirstEnergy Solutions had 13,387 megawatts (MW) of generation capacity (including the 883 MW of the Davis-Besse Nuclear Power Station, which is currently not in service) to meet customer needs. Pursuant to our corporate separation plan implemented under Ohio utility restructuring legislation, we transferred operational control of the non-nuclear generation assets of those operating subsidiaries to FirstEnergy Generation as of January 1, 2001.

As a result of restructuring legislation in Pennsylvania and New Jersey, GPU had divested essentially all of its generation assets prior to the time we agreed to merge with GPU in August 2000. However, the Pennsylvania and New Jersey restructuring orders require Jersey Central, Pennsylvania Electric and Metropolitan Edison, operating subsidiaries of ours that were formerly owned by GPU, to act as providers of last resort (PLR) by supplying electricity to customers who do not choose an alternate supplier. Jersey Central has entered into contracts for the supply of electricity to meet its PLR obligations through May 31, 2004 (and for one-third of its requirements through May 31, 2006) pursuant to an auction approved by the New Jersey Board of Public Utilities. Effective September 1, 2002, Metropolitan Edison and Pennsylvania Electric assigned their PLR responsibility to FirstEnergy Solutions through a wholesale power sale agreement which expires in December 2003 and may be extended for each successive calendar year. Under the terms of the power sale agreement, FirstEnergy Solutions assumed the supply obligation and the energy supply profit and loss risk for the portion of power supply requirements not self-supplied by Metropolitan Edison and Pennsylvania Electric under their non-utility generation (NUG) contracts and other power contracts with nonaffiliated third party suppliers. This arrangement reduces Metropolitan Edison’s and Pennsylvania Electric’s exposure to high wholesale power prices by making power available at fixed prices for their uncommitted PLR energy costs during the term of the agreement to FirstEnergy Solutions. FirstEnergy Solutions has hedged most of Metropolitan Edison’s and Pennsylvania Electric’s unfulfilled PLR obligations through 2005. Metropolitan Edison and Pennsylvania Electric will continue to defer the cost differences between NUG contract rates and the rates reflected in their capped generation rates.

Our principal executive office is located at 76 South Main Street, Akron, Ohio 44308-1890; telephone: (800) 646-0400.

USE OF PROCEEDS

Unless we state otherwise in any prospectus supplement, we may use the net proceeds we receive from any sale of the offered securities for general corporate purposes, including repaying our debt obligations and making equity contributions to our subsidiaries.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,					(Unaudited) Six Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges	1.77	2.01	2.10	2.21	1.91	1.40

“Earnings” for purposes of the calculation of Ratio of Earnings to Fixed Charges have been computed by adding to “income before extraordinary items, discontinued operations and cumulative effects of changes in accounting principle” all taxes based on income or profits, total interest charges and the interest element of rentals where determinable plus  1/3 of rental expense where no readily defined interest element can be determined. “Fixed charges” includes total interest charges, the estimated interest element of rentals and subsidiaries’ preferred stock requirements, determined on a “pre-income tax” basis. These ratios exclude fixed charges applicable to the guarantee of the debt of a coal supplier aggregating $3.828 million for the year ended December 31, 1998. The guarantee and related coal supply contract debt expired December 31, 1999.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth the general terms and provisions of the debt securities that we may offer by this prospectus. The debt securities will be our senior unsecured debt securities and will rank equally with all of our other unsecured and unsubordinated debt. The debt securities will be issued under an indenture, dated as of November 15, 2001, between us and Bank One Trust Company, N.A., as trustee. The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to those debt securities.

The indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. You should read the indenture incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities described in the applicable prospectus supplement or supplements.

If applicable, the prospectus supplement relating to an issue of debt securities will describe any special United States federal income tax considerations relevant to those debt securities.

There is no requirement under the indenture that future issues of our debt securities be issued under the indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the indenture or applicable to one or more issues of debt securities, in connection with future issues of other debt securities.

General

The indenture does not limit the aggregate principal amount of debt securities that we may issue under the indenture. The indenture provides that the debt securities may be issued in one or more series. The debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture, a board resolution or in one or more officer’s certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities:

•	title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the person to whom any interest on the debt securities shall be payable, if other than the person in whose name the debt securities are registered at the close of business on the regular record date for that interest;

•	the date or dates on which the principal of the debt securities will be payable or how the date or dates will be determined;

•	the rate or rates at which the debt securities will bear interest, if any, or how the rate or rates will be determined and the date or dates from which interest will accrue;

•	the dates on which interest will be payable;

•	the record dates for payments of interest;

•	the place or places, if any, in addition to the office of the trustee, where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable;

•	the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at our option;

•	any sinking fund or other provisions or options held by holders of the debt securities that would obligate us to purchase or redeem the debt securities;

•	the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

•	whether the debt securities will be issued in book-entry form, represented by one or more global securities certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary or its nominee, and if so, the identity of the depositary;

•	any changes or additions to the events of default under the indenture or changes or additions to our covenants under the indenture;

•	any collateral security, assurance or guarantee for the debt securities; and

•	any other specific terms applicable to the debt securities.

Unless we otherwise indicate in the applicable prospectus supplement, the debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

Unless we otherwise indicate in the applicable prospectus supplement, there are no provisions in the indenture or the debt securities that require us to redeem, or permit the holders to cause a redemption of, the debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

Security and Ranking

We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt securities or to make any funds available for payment of amounts due on our debt securities.

Because we are a holding company, our obligations under the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including the rights of the holders of our debt securities, to participate in the liquidation of assets of any subsidiary will be subject to the prior claims of the subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to  any indebtedness, other liabilities, and preferred securities, of the subsidiary, senior to that held by us. As of June 30, 2003 our subsidiaries had approximately $8 billion aggregate principal amount of indebtedness and $640 million aggregate stated value of preferred securities outstanding.

Payment and Paying Agents

Unless otherwise indicated in a prospectus supplement, we will pay interest on our debt securities on each interest payment date by wire transfer to an account at a banking institution in the United States that is designated in writing to the trustee by the person entitled to that payment or by check mailed to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a debt security, we may pay defaulted interest to the registered owner of the debt security as of the close of business on a special record date selected by the trustee, which will be between 10 and 15 days before the date we propose for payment of the defaulted interest, or in any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities may be listed for trading, if the trustee finds it practicable (See Section 307.)

Redemption

We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series or any tranche of a series are to be redeemed, the trustee will select the debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate. (See Sections 301, 403 and 404.)

Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender the debt security for redemption. (See Section 405.) If only part of a debt security is redeemed, the trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See Section 406.)

We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 404.)

Registration, Transfer and Exchange

The debt securities will be issued without interest coupons and in denominations that are even multiples of $1,000, unless otherwise indicated in the applicable prospectus supplement. Debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor, unless otherwise indicated in the applicable prospectus supplement. (See Section 305.)

Unless we otherwise indicate in the applicable prospectus supplement, debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for this purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the indenture. (See Section 305.)

In the event of any redemption of debt securities of any series, the trustee will not be required to exchange or register a transfer of any debt securities of the series selected, called or being called for redemption except the unredeemed portion of any debt security being redeemed in part. (See Section 305.)

Limitation on Liens

The indenture provides that, except as otherwise specified with respect to a particular series of debt securities, we will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest, or other lien upon, any capital stock of any subsidiary now or hereafter directly owned by us, to secure any indebtedness without also equally and ratably securing the outstanding debt securities of that series and all other indebtedness entitled to be so secured. (See Section 608.)

This restriction does not apply to, or prevent the creation or any extension, renewal or refunding of:

•	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock created at the time we acquire it or within one year after that time to secure the purchase price for the capital stock;

•	any mortgage, pledge, security interest, lien or encumbrance upon any capital stock existing at the time we acquire it, whether or not we assume the secured obligations; or

•	any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that:

•	the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within that 30-day period, and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted;

•	the payment of each lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

•	so long as each lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired. (See Section 608.)

Unless we otherwise specify in the prospectus supplement for a particular series of debt securities, we may, without securing the debt securities of that series, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien, in addition to liens expressly permitted as described in the preceding paragraphs, upon, capital stock of any subsidiary now or hereafter owned by us to secure any indebtedness, which would otherwise be subject to the foregoing restriction, in an aggregate amount which, together with all other such indebtedness, does not exceed 10% of our consolidated net tangible assets. (See Section 608.) Our consolidated net tangible assets as of June 30, 2003 were approximately $23 billion.

For purposes of this covenant, “consolidated net tangible assets” means the amount shown as total assets on our consolidated balance sheet, less (i) intangible assets including, without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt expense; (ii) current liabilities; and (iii) appropriate adjustments, if any, related to minority interests. These amounts will be determined in accordance with accounting principles generally accepted in the United States.

The foregoing limitation does not limit in any manner:

•	our ability to place liens on any of our assets other than the capital stock of subsidiaries that we directly own;

•	our ability to cause the transfer of our assets or those of our subsidiaries, including the capital stock covered by the foregoing restrictions; or

•	the ability of any of our subsidiaries to place liens on any of their assets.

Consolidation, Merger, Conveyance, Sale or Transfer

We have agreed not to consolidate with or merge into any other entity or convey, sell or otherwise transfer our properties and assets substantially as an entirety to any entity unless:

•	the successor is an entity organized and existing under the laws of the United States of America or any State or the District of Columbia;

•	the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest, if any, on all outstanding debt securities under the indenture and the performance of every covenant of the indenture that we would otherwise have to perform or observe; and

•	immediately after giving effect to the transactions, no event of default with respect to any series of debt securities issued under the indenture and no event which after notice or lapse of time or both would become an event of default with respect to any series of debt securities issued under the indenture, will have occurred and be continuing. (See Section 1101.)

Modification of the Indenture

Under the indenture or any supplemental indenture, our rights and the rights of the holders of debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding debt security affected thereby:

•	change the fixed date upon which the principal of or the interest on any debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof, or change the coin or currency (or other property) in which any debt security or any premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date that payment is due and payable or, in the case of redemption, on or after the date fixed for such redemption;

•	reduce the stated percentage of debt securities, the consent of the holders of which is required for any modification of the indenture or for waiver by the holders of certain of their rights; or

•	modify certain provisions of the indenture. (See Section 1202.)

An “original issue discount security” means any security authenticated and delivered under the indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

The indenture also permits us and the trustee to amend the indenture without the consent of the holders of any debt securities for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the indenture and in the debt securities;

•	to add to the covenants with which we must comply or to surrender any of our rights or powers under the indenture;

•	to add additional events of default;

•	to change, eliminate, or add any provision to the indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of debt securities of any series, other than any series the terms of which permit such change, elimination or addition, in any material respect, the change, elimination, or addition will become effective only:

•	when the consent of the holders of debt securities of the series has been obtained in accordance with the indenture; or

•	when no debt securities of the series remain outstanding under the indenture;

•	to provide collateral security for all of the debt securities;

•	to establish the form or terms of debt securities of any other series as permitted by the indenture;

•	to provide for the authentication and delivery of bearer securities and coupons attached thereto;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for all or any series of debt securities;

•	to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or

•	to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the indenture; provided that such action shall not adversely affect the interests of the holders of debt securities of any series in any material respect. (See Section 1201.)

Events of Default

An event of default with respect to any series of debt securities is defined in the indenture as being any one of the following:

•	failure to pay interest on the debt securities of that series for 30 days after payment is due;

•	failure to pay principal of or any premium on the debt securities of that series when due, whether at stated maturity or upon earlier acceleration or redemption;

•	failure to perform other covenants in the indenture for 90 days after we are given written notice from the trustee or the trustee receives written notice from the registered owners of at least 33% in principal amount of the debt securities of that series; however, the trustee or the trustee and the holders of such principal amount of debt securities of that series can agree to an extension of the 90-day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

•	certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us; and

•	any other event of default included in the supplemental indenture or officer’s certificate for that series of debt securities. (See Section 801.)

An event of default regarding a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities.

We will be required to file with the trustee annually an officer’s certificate as to the absence of default in performance of all covenants in the indenture. (See Section 606.) The indenture provides that the trustee may withhold notice to the holders of the debt securities of any default, except in payment of principal of, or premium, if any, or interest on, the debt securities or in the payment of any sinking fund installment with respect to the debt securities, if the trustee in good faith determines that it is in the interest of the holders of the debt securities to do so. (See Section 902.)

The indenture provides that, if an event of default with respect to the debt securities of any series occurs and continues, either the trustee or the holders of 33% or more in aggregate principal amount of the debt securities of that series may declare the principal amount of all the debt securities to be due and payable immediately. However, if the event of default is applicable to all outstanding debt securities under the indenture, only the trustee or holders of at least 33% in principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make such a declaration of acceleration.

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to such declaration of acceleration will be considered waived, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

•	all overdue interest, if any, on all debt securities of the series,

•	the principal of and premium, if any, on any debt securities of the series which have otherwise become due and interest, if any, that is currently due, including interest on overdue interest, if any, and

•	all amounts due to the trustee under the indenture; and

•	any other event of default with respect to the debt securities of that series has been cured or waived as provided in the indenture.

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization. (See Section 802.)

Subject to the provisions of the indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the debt securities, unless the holders shall have offered to the trustee reasonable indemnity. (See Section 903.)

Subject to the provision for indemnification, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. However, if the event of default relates to more than one series of debt securities, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. However, the trustee shall have the right to decline to follow any direction if the trustee shall determine that the action so directed conflicts with any law or the provisions of the indenture or if the trustee shall determine that the action would be prejudicial to holders not taking part in the direction. (See Section 812.)

Satisfaction and Discharge

We will be discharged from our obligations on the debt securities of any series, or any portion of the principal amount of the debt securities of any series, if we

•	irrevocably deposit with the trustee sufficient cash or eligible obligations (or a combination of both) to pay the principal, or portion of principal, interest, any premium and any other sums when due on the debt securities at their maturity, stated maturity date, or redemption; and

•	deliver to the trustee:

•	a company order stating that the money and eligible obligations deposited in accordance with the indenture shall be held in trust and certain opinions of counsel and of an independent public accountant;

•	if such deposit shall have been made prior to the maturity of the debt securities of the series, an officer’s certificate stating our intention that, upon delivery of the officer’s certificate, our indebtedness in respect of those debt securities, or the portions thereof, will have been satisfied and discharged as contemplated in the indenture; and

•	an opinion of counsel to the effect that, as a result of a change in law or a ruling of the United States Internal Revenue Service, the holders of the debt securities of the series, or portions thereof, will not recognize income, gain or loss for United States federal income tax purposes as a result of the satisfaction and discharge of our indebtedness and will be subject to United States federal income tax on the same amounts, at the same times and in the same manner as if we had not so satisfied and discharged our indebtedness.

For this purpose, “eligible obligations” include direct obligations of, or obligations unconditionally guaranteed by, the United States entitled to the benefit of the full faith and credit thereof and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof and which do not contain provisions permitting their redemption or other prepayment at the option of the issuer thereof.

In the event that all of the conditions set forth above have been satisfied for any series of debt securities, or portions thereof, except that, for any reason, we have not delivered the officer’s certificate and opinion described under the second bulleted item above, the holders of those debt securities will no longer be entitled to the benefits of certain of our covenants under the indenture, including the covenant described above in “—Limitation on Liens.” Our indebtedness under those debt securities, however, will not be deemed to have been satisfied and discharged prior to maturity, and the holders of those debt securities may continue to look to us for payment of the indebtedness represented by those debt securities. (See Section 701.)

The indenture will be deemed satisfied and discharged when no debt securities remain outstanding and when we have paid all other sums payable by us under the indenture. (See Section 702.) All moneys we pay to the trustee or any paying agent on debt securities which remain unclaimed at the end of two years after payments have become due will be paid to us or upon our order. Thereafter, the holder of those debt securities may look only to us for payment and not the trustee or any paying agent. (See Section 603.)

Resignation or Removal of Trustee

The trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor trustee and the specified day. (See Section 910.)

The trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding debt securities. In addition, under certain circumstances, we may remove the trustee upon notice to the holder of each debt security outstanding and the trustee, and appointment of a successor trustee. (See Section 910.)

Concerning the Trustee

Bank One Trust Company, N.A. is the trustee under the indenture. We and our affiliates maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the law of any other jurisdiction shall be mandatorily applicable.

DESCRIPTION OF COMMON STOCK

Certain provisions of our Amended Articles of Incorporation and Amended Code of Regulations are summarized or referred to below. The summaries are merely an outline, do not purport to be complete, do not relate to or give effect to the provisions of statutory or common law, and are qualified in their entirety by express reference to our Amended Articles of Incorporation and Amended Code of Regulations.

We are authorized by our Amended Articles of Incorporation to issue 375,000,000 shares of common stock, par value $.10 per share, of which 297,636,276 shares were issued and outstanding as of August 8, 2003. The common stock currently outstanding is, and the common stock offered pursuant to this prospectus will be, fully paid and non-assessable.

We are also authorized by our Amended Articles of Incorporation to issue 5,000,000 shares of preferred stock, par value $100 per share, of which none are currently issued and outstanding. Our Amended Articles of Incorporation give our board of directors authority to issue preferred stock from time to time in one or more classes or series. Preferred stock could be issued with terms that could delay, defer or prevent a change of control of FirstEnergy.

Dividend Rights

Subject only to any prior rights and preferences of any issued and outstanding shares of our preferred stock, the holders of the common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. There can be no assurance that funds will be legally available to pay dividends at any given time or that, if funds are available, the board of directors will declare a dividend.

Liquidation Rights

In the event of our dissolution or liquidation, the holders of our common stock will be entitled to receive, pro rata, after the prior rights of the holders of any issued and outstanding shares of our preferred stock have been satisfied, all of our assets that remain available for distribution after payment in full of all of our liabilities.

Voting Rights

The holders of our common stock are entitled to one vote on each matter submitted for their vote at any meeting of our shareholders for each share of common stock held as of the record date for the meeting. Under our Amended Articles of Incorporation, the voting rights, if any, of our preferred stock may differ from the voting rights of our common stock. The holders of our common stock are not entitled to cumulate their votes for the election of directors. Our Amended Code of Regulations provides that the board of directors be divided into three classes with the term of office of the respective classes to expire in successive years.

In order to amend or repeal, or adopt any provision inconsistent with, the provisions of our Amended Articles of Incorporation dealing with:

•	the right of the board of directors to establish the terms of unissued shares or to authorize our acquisition of our outstanding shares;

•	the absence of cumulative voting and preemptive rights; or

•	the requirement that at least 80% of the voting power of our outstanding shares must approve the foregoing;

at least 80% of the voting power of our outstanding shares must approve. In addition, the approval of at least 80% of the voting power of our outstanding shares must be obtained to amend or repeal the provisions of our Amended Code of Regulations dealing with:

•	the time and place of shareholders’ meetings, the manner in which special meetings of shareholders are called or the way business is conducted at such meetings;

•	the number, election and terms of directors, the manner of filling vacancies on the board of directors, the removal of directors or the manner in which directors are nominated; or

•	the indemnification of officers or directors.

Amendment of the provision of the Amended Code of Regulations that requires the approval of 80% of the voting power of our outstanding shares in the instances enumerated above requires the same level of approval.

Adoption of amendments to our Amended Articles of Incorporation (other than those requiring 80% approval as specified above), adoption of a plan of merger, consolidation or reorganization, authorization of a sale or other disposition of all or substantially all of our assets not made in the usual and regular course of its business or adoption of a resolution of dissolution, and any other matter which would otherwise require a two-thirds approving vote, require the approval of two-thirds of the voting power of our outstanding shares, unless our board of directors provides otherwise, in which case, these matters will require the approval of a majority of the voting power of our outstanding shares and the approval of a majority of the voting power of any shares entitled to vote as a class.

Shareholder Rights Agreements

On November 18, 1997, we authorized and declared a dividend of a one share purchase right for each outstanding share of our common stock. Under the rights agreement described below, we have agreed to issue one such right with each share of our common stock issued between November 18, 1997 and the date the rights expire. Each right entitles the registered holder to purchase one share of our common stock at a purchase price of $70 per share, when the rights become exercisable. The following description of the rights is qualified in its entirety by reference to the terms of the rights agreement between us and The Bank of New York, as rights agent.

The rights are not exercisable until the earlier of:

•	ten days following a public announcement that a person or group, together with any affiliates or associates of such person or group, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (an “acquiring person”); or

•	ten days following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in any person or group (and related persons) having beneficial ownership of 25% or more of the outstanding shares of our common stock.

The rights will expire on November 28, 2007, unless that date is extended or the rights are earlier redeemed by us and exchanged for shares of our common stock, as described below.

In the event that:

•	we merge with or are involved in a business combination transaction with an acquiring person,

•	50% or more of our consolidated assets or earning power are sold to an acquiring person,

•	an acquiring person acquires 25% or more of the outstanding shares of our common stock, or

•	an acquiring person engages in one or more self-dealing transactions with us,

each holder of a right, other than rights beneficially owned by an acquiring person, which become void, will have the right to receive upon exercise that number of shares of our common stock or stock of the acquiring person, as the case may be, having an average market value during a specified time period of two times the purchase price provided for in the right.

At any time after a person or group acquires beneficial ownership of 15% or more of the outstanding shares of our common stock and prior to the acquisition by such person or group of 50% or more of the then outstanding shares of our common stock, we may exchange all or part of the then outstanding rights (other than rights owned by such person or group which have become void) for shares of our common stock.

At any time prior to the tenth day following the acquisition by a person or group of beneficial ownership of 15% or more of the outstanding shares of our common stock, we may redeem the rights in whole, but not in part, at a price of $.001 per right.

The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us unless the rights are redeemed by our board of directors. However, it can be expected that the rights would not interfere with any merger or other business combination approved by our board of directors.

Ohio Law Anti-takeover Provisions

Chapter 1704 of the Ohio General Corporation Law applies to a broad range of business combinations between an Ohio corporation and an interested shareholder. The Ohio law definition of “business combination” includes mergers, consolidations, combinations or majority share acquisitions. An “interested shareholder” is defined as a shareholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation.

Chapter 1704 restricts corporations from engaging in business combinations with interested shareholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the directors of the corporation have approved the business combination or the interested shareholder’s acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the directors of the interested shareholder’s acquisition of shares of the corporation prior to the date that the shareholder became an interested shareholder, approval by disinterested shareholders of the corporation or the transaction meeting certain statutorily defined fair price provisions.

Under Section 1701.831 of the Ohio General Corporation Law, unless the articles of incorporation provide otherwise, any control share acquisition of a corporation can only be made with the prior approval of the corporation’s shareholders. A “control share acquisition” is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33 1/3%; at least 33 1/3% but less than 50%; or 50% or more.

Anti-takeover Effect

Some of the supermajority provisions of our Amended Articles of Incorporation and Amended Code of Regulations and the rights or the provisions of Ohio law described above, individually or collectively, may discourage, deter, delay or impede a tender offer or other attempt to acquire control of FirstEnergy even if the transaction would result in the shareholders receiving a premium for their shares over current market prices or if the shareholders otherwise believe the transaction would be in their best interests.

No Preemptive or Conversion Rights

Holders of our common stock have no preemptive or conversion rights and are not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.

Listing

Shares of our common stock are traded on the New York Stock Exchange under the symbol “FE.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is FirstEnergy Securities Transfer Company, our wholly owned subsidiary.

Dividend Information

Cash dividends declared and paid per share of our common stock, for the first two quarters of 2003 and each quarter of 2002, 2001 and 2000 were $0.375. Dividends on our common stock are paid as declared by our board of directors and are typically paid on the first day of March, June, September and December. Future dividends will depend on our future earnings and the ability of our regulated subsidiaries to pay cash dividends to us which are subject to certain regulatory limitations and also subject to charter and indenture limitations for some of those subsidiaries that may, in general, restrict the amount of retained earnings available for these dividends. These limitations, however, do not currently materially restrict payment of these dividends.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS

We may issue share purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, shares of our common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts and described in the applicable prospectus supplement.

The share purchase contracts may be issued separately or as a part of share purchase units consisting of a share purchase contract and either our debt securities or debt obligations of third parties, including U.S. Treasury securities that are pledged to secure the holders’ obligations to purchase our common stock under the share purchase contracts.

The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and those payments may be unsecured or prefunded on some basis. The share purchase contracts may require holders to secure their obligations in a specified manner and, in certain circumstances, we may deliver newly issued prepaid share purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original share purchase contract.

The applicable prospectus supplement will describe the materials terms of any share purchase contracts or share purchase units, and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to (a) the share purchase contracts, (b) the collateral arrangements and depositary arrangements, if applicable, relating to such share purchase contracts or share purchase units and (c) if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of the share purchase contracts or the share purchase units. Material United States federal income tax considerations applicable to the share purchase contracts and the share purchase units will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities being offered by this prospectus in the following ways:

•	through negotiation with one or more underwriters;

•	through one or more agents or dealers designated from time to time;

•	directly to purchasers; or

•	through any combination of the above.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method for distribution of the securities.

If we use any underwriters in the sale of the securities, we will enter into an underwriting agreement, distribution agreement or similar agreement with the underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in the prospectus supplement or supplement thereto relating to the sale. If an underwriting agreement is executed, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise indicate in the prospectus supplement, the obligations of any underwriters to purchase particular securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered in the prospectus supplement if any are purchased.

If any securities are sold through agents designated by us from time to time, the prospectus supplement or supplement thereto will name any agent, set forth any commissions payable by us to any agent and the obligations of the agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any agent will be acting on a best efforts basis for the period of its appointment.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of sale.

We may sell the securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved.

Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the particular offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions.

In connection with the sale of the securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the securities may be deemed to be, underwriters within the meaning of the Securities Act of 1933. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

If we so indicate in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by the types of purchaser specified in the prospectus supplement to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

Unless otherwise specified in a prospectus supplement, except for our common stock, which is listed on the New York Stock Exchange, the securities will not be listed on a national securities exchange. No assurance can be given that any broker-dealer will make a market in any series of the securities, and, in any event, no assurance can be given as to the liquidity of the trading market for any of the securities. The prospectus supplement will state, if known, whether or not any broker-dealer intends to make a market in the securities. If no such determination has been made, the prospectus supplement will so state.

LEGAL MATTERS

Certain legal matters in connection with the validity of the securities offered by this prospectus are being passed upon for us by Gary D. Benz, Esq., our Associate General Counsel, and by Pillsbury Winthrop LLP, New York, New York, our special counsel, and for the underwriters, dealers or agents by Thelen Reid & Priest LLP, New York, New York. As of August 19, 2003, Mr. Benz owned 2,699 shares of FirstEnergy common stock. Thelen Reid & Priest LLP has in the past represented FirstEnergy and GPU and continues to represent FirstEnergy and certain of its affiliates.

EXPERTS

The consolidated financial statements of FirstEnergy Corp. as of December 31, 2002 and for the year then ended, incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K/A, Amendment No. 2, of FirstEnergy Corp. filed August 19, 2003 for the year ended December 31, 2002, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to FirstEnergy Corp.’s restatement of its previously issued consolidated financial statements for the year ended December 31, 2002) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited consolidated financial information of FirstEnergy Corp. for the three-month periods ended March 31, 2003 and 2002 and for the three-month and six-month periods ended June 30, 2003 and 2002, incorporated by reference in this prospectus from the Form 10-Q/A for the quarter ended March 31, 2003 and the Form 10-Q for the quarter ended June 30, 2003, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However their separate reports dated May 9, 2003, except as to Note 1, which is as of August 18, 2003, and August 18, 2003 for the quarter ended March 31, 2003 and for the quarter and six-month periods ended June 30, 2003, respectively, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

After reasonable efforts, we have not been able to obtain the consent of Arthur Andersen LLP, our former independent public accountants, to the incorporation by reference in this prospectus of their report on our consolidated financial statements for the years ended December 31, 2001 and 2000, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP have not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

We are required by the Securities Exchange Act of 1934 to file annual, quarterly and special reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy these SEC filings by visiting the SEC’s Web site at http://www.sec.gov or our Web site at http://www.firstenergycorp.com. Information contained on our Web site does not constitute part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement.

The SEC allows us to incorporate by reference in this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information included in this prospectus is not complete, and should be read together with the information incorporated by reference. We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the termination of this offering; information we file in the future with the SEC will automatically update and supersede this information:

•	FirstEnergy’s Annual Report on Form 10-K (as amended by the Forms 10-K/A filed on May 9, 2003 and August 19, 2003) for the year ended December 31, 2002;

•	FirstEnergy’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 (as amended by the Form 10-Q/A filed on August 19, 2003) and June 30, 2003; and

•	FirstEnergy’s Current Reports on Form 8-K filed January 17, 2003, January 21, 2003, March 11, 2003, March 17, 2003, March 18, 2003, April 16, 2003, April 18, 2003, May 1, 2003, May 9, 2003, May 22, 2003, June 5, 2003, June 11, 2003, June 27, 2003, July 24, 2003, July 25, 2003, August 5, 2003 (two filed on August 5, 2003), August 7, 2003 and August 8, 2003.

You may also request additional copies of these reports or copies of our other SEC filings at no cost by writing or telephoning us at the following address:

FirstEnergy Corp.

76 South Main Street

Akron, Ohio 44308-1890

Attention: Corporate Secretary

(800) 646-0400